UNIGENE LABORATORIES INC.
                                                110 Little Falls Road
                                                Fairfield, New Jersey 07004 USA
                                                Telephone:  (973) 882-0860
                                                Telefax:    (973) 227-6088


                                                May 1, 2001




Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:      Unigene Laboratories, Inc.
         Registration Statement on Form S-1
         File No. 333-59712

Ladies and Gentlemen:

     In accordance with Rule 477 under the Securities Act of 1933, as amended, Unigene Laboratories, Inc. hereby makes application to withdraw the above-referenced Registration Statement. The Registration Statement is being withdrawn in response to the request of the SEC staff, as set forth in an oral conversation with Jeffrey Riedler, Assistant Director, on May 1, 2001. No securities were sold in connection with the offering to which the Registration Statement related.


                                               Very truly yours,

                                               /s/ Warren P. Levy

                                               Warren P. Levy
                                               President